TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the periods ended

September 30, 2014

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2014 and September 30, 2014

	Yen in millions
	March 31, 2014	September 30, 2014
Assets
Current assets:
Cash and cash equivalents	2,041,170	2,309,322
Time deposits	180,207	138,572
Marketable securities	2,046,877	2,143,561
Trade accounts and notes receivable, less allowance for doubtful accounts	2,036,232	1,918,624
Finance receivables, net	5,628,934	5,837,413
Other receivables	351,182	380,029
Inventories	1,894,704	2,062,906
Deferred income taxes	866,386	842,334
Prepaid expenses and other current assets	672,014	625,475

Total current assets	15,717,706	16,258,236

Noncurrent finance receivables, net	8,102,294	8,741,428
Investments and other assets:
Marketable securities and other securities investments	6,765,043	7,206,755
Affiliated companies	2,429,778	2,462,146
Employees receivables	44,966	44,600
Other	736,388	759,921

Total investments and other assets	9,976,175	10,473,422

Property, plant and equipment:
Land	1,314,040	1,328,512
Buildings	4,073,335	4,170,463
Machinery and equipment	10,381,285	10,571,394
Vehicles and equipment on operating leases	3,709,560	4,400,150
Construction in progress	286,571	390,247

Total property, plant and equipment, at cost	19,764,791	20,860,766

Less – Accumulated depreciation	(12,123,493)	(12,549,779)

Total property, plant and equipment, net	7,641,298	8,310,987

Total assets	41,437,473	43,784,073

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2014 and September 30, 2014

	Yen in millions
	March 31, 2014	September 30, 2014
Liabilities
Current liabilities:
Short-term borrowings	4,830,820	4,964,254
Current portion of long-term debt	2,949,663	3,681,042
Accounts payable	2,213,218	2,233,578
Other payables	845,426	740,314
Accrued expenses	2,313,160	2,322,003
Income taxes payable	594,829	334,413
Other current liabilities	933,569	1,026,711

Total current liabilities	14,680,685	15,302,315

Long-term liabilities:
Long-term debt	8,546,910	8,998,871
Accrued pension and severance costs	767,618	804,846
Deferred income taxes	1,811,846	1,985,048
Other long-term liabilities	411,427	456,461

Total long-term liabilities	11,537,801	12,245,226

Total liabilities	26,218,486	27,547,541

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2014 and September 30, 2014 issued: 3,447,997,492 shares at March 31, 2014 and 3,417,997,492 shares at September 30, 2014	397,050	397,050
Additional paid-in capital	551,308	548,154
Retained earnings	14,116,295	14,681,771
Accumulated other comprehensive income (loss)	528,161	886,513
Treasury stock, at cost, 278,231,473 shares at March 31, 2014 and 245,245,745 shares at September 30, 2014	(1,123,666)	(1,043,933)

Total Toyota Motor Corporation shareholders’ equity	14,469,148	15,469,555

Noncontrolling interests	749,839	766,977

Total shareholders’ equity	15,218,987	16,236,532

Commitments and contingencies
Total liabilities and shareholders’ equity	41,437,473	43,784,073

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first half ended September 30, 2014

Consolidated Statements of Income

	Yen in millions
	For the first half ended September 30, 2013	For the first half ended September 30, 2014
Net revenues:
Sales of products	11,872,003	12,187,394
Financing operations	665,482	758,203

Total net revenues	12,537,485	12,945,597

Costs and expenses:
Cost of products sold	9,706,426	9,925,576
Cost of financing operations	416,158	421,969
Selling, general and administrative	1,159,426	1,246,106

Total costs and expenses	11,282,010	11,593,651

Operating income	1,255,475	1,351,946

Other income (expense):
Interest and dividend income	58,130	73,043
Interest expense	(9,738)	(9,469)
Foreign exchange gain, net	16,724	64,161
Other income, net	22,934	29,493

Total other income (expense)	88,050	157,228

Income before income taxes and equity in earnings of affiliated companies	1,343,525	1,509,174

Provision for income taxes	437,180	493,591
Equity in earnings of affiliated companies	158,791	165,896

Net income	1,065,136	1,181,479

Less – Net income attributable to noncontrolling interests	(64,513)	(54,643)

Net income attributable to Toyota Motor Corporation	1,000,623	1,126,836

	Yen
Net income attributable to Toyota Motor Corporation per share
Basic	315.80	356.08

Diluted	315.58	355.91

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first half ended September 30, 2014

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the first half ended September 30, 2013	For the first half ended September 30, 2014
Net income	1,065,136	1,181,479
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	94,631	142,827
Unrealized gains (losses) on securities	305,566	223,968
Pension liability adjustments	2,089	862

Total other comprehensive income (loss)	402,286	367,657

Comprehensive income	1,467,422	1,549,136

Less – Comprehensive income attributable to noncontrolling interests	(62,027)	(63,948)

Comprehensive income attributable to Toyota Motor Corporation	1,405,395	1,485,188

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the second quarter ended September 30, 2014

Consolidated Statements of Income

	Yen in millions
	For the second quarter ended September 30, 2013	For the second quarter ended September 30, 2014
Net revenues:
Sales of products	5,945,468	6,163,804
Financing operations	336,698	391,105

Total net revenues	6,282,166	6,554,909

Costs and expenses:
Cost of products sold	4,903,970	5,029,490
Cost of financing operations	196,361	222,880
Selling, general and administrative	589,743	643,321

Total costs and expenses	5,690,074	5,895,691

Operating income	592,092	659,218

Other income (expense):
Interest and dividend income	19,967	26,560
Interest expense	(5,154)	(5,555)
Foreign exchange gain, net	7,247	51,176
Other income, net	5,210	5,949

Total other income (expense)	27,270	78,130

Income before income taxes and equity in earnings of affiliated companies	619,362	737,348

Provision for income taxes	227,050	233,618
Equity in earnings of affiliated companies	68,853	60,567

Net income	461,165	564,297

Less – Net income attributable to noncontrolling interests	(22,736)	(25,235)

Net income attributable to Toyota Motor Corporation	438,429	539,062

	Yen
Net income attributable to Toyota Motor Corporation per share
Basic	138.35	170.62

Diluted	138.26	170.54

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the second quarter ended September 30, 2014

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the second quarter ended September 30, 2013	For the second quarter ended September 30, 2014
Net income	461,165	564,297
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(23,230)	228,337
Unrealized gains (losses) on securities	44,645	171,473
Pension liability adjustments	(690)	411

Total other comprehensive income (loss)	20,725	400,221

Comprehensive income	481,890	964,518

Less – Comprehensive income attributable to noncontrolling interests	(11,354)	(40,713)

Comprehensive income attributable to Toyota Motor Corporation	470,536	923,805

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first half ended September 30, 2014

	Yen in millions
	For the first half ended September 30, 2013	For the first half ended September 30, 2014
Cash flows from operating activities:
Net income	1,065,136	1,181,479
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	595,181	648,233
Provision for doubtful accounts and credit losses	17,106	30,169
Pension and severance costs, less payments	10,882	10,896
Losses on disposal of fixed assets	12,882	10,674
Unrealized losses on available-for-sale securities, net	3,948	2,479
Deferred income taxes	5,143	57,747
Equity in earnings of affiliated companies	(158,791)	(165,896)
Changes in operating assets and liabilities, and other	415,601	(124,475)

Net cash provided by operating activities	1,967,088	1,651,306

Cash flows from investing activities:
Additions to finance receivables	(6,115,913)	(6,457,063)
Collection of and proceeds from sales of finance receivables	5,496,979	6,022,356
Additions to fixed assets excluding equipment leased to others	(454,550)	(477,570)
Additions to equipment leased to others	(852,371)	(1,080,047)
Proceeds from sales of fixed assets excluding equipment leased to others	16,054	22,121
Proceeds from sales of equipment leased to others	394,953	366,939
Purchases of marketable securities and security investments	(2,733,407)	(1,343,269)
Proceeds from sales of and maturity of marketable securities and security investments	1,727,726	1,262,020
Changes in investments and other assets, and other	(26,463)	76,305

Net cash used in investing activities	(2,546,992)	(1,608,208)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,993,201	2,080,226
Payments of long-term debt	(1,617,468)	(1,283,305)
Increase (decrease) in short-term borrowings	426,881	(82,249)
Dividends paid to Toyota Motor Corporation shareholders	(190,046)	(316,977)
Dividends paid to noncontrolling interests	(44,379)	(50,483)
Reissuance (repurchase) of treasury stock	6,319	(167,955)

Net cash provided by financing activities	574,508	179,257

Effect of exchange rate changes on cash and cash equivalents	30,402	45,797

Net increase in cash and cash equivalents	25,006	268,152

Cash and cash equivalents at beginning of period	1,718,297	2,041,170

Cash and cash equivalents at end of period	1,743,303	2,309,322

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the periods ended September 30, 2014, have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2014. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated results for the six-month and the three-month periods are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

In July 2013, the Financial Accounting Standards Board (“FASB”) issued updated guidance on uncertain tax positions. This guidance requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward for tax purposes, a similar tax loss, or a tax credit carryforward. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2014. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

Recent pronouncements to be adopted in future periods -

In May 2014, the FASB issued updated guidance on the recognition of revenue from contracts with customers. This guidance will supersede the current revenue recognition guidance. This guidance is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first half by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

4.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first half and the second quarter ended September 30, 2013 and 2014, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which Toyota is unable to or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2014 and September 30, 2014:

	Yen in millions
	March 31, 2014	September 30, 2014
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	1,254	1,622
Investments and other assets - Other	36,572	6,707

Total	37,826	8,329

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	23,182	32,960
Investments and other assets - Other	159,644	148,033

Total	182,826	180,993

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	7,052	9,883
Investments and other assets - Other	—	—

Total	7,052	9,883

Total derivative assets	227,704	199,205
Counterparty netting	(85,331)	(76,734)
Collateral received	(78,554)	(47,878)

Carrying value of derivative assets	63,819	74,593

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	(1,442)	—
Other long-term liabilities	—	(2,250)

Total	(1,442)	(2,250)

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(32,569)	(41,835)
Other long-term liabilities	(132,161)	(122,489)

Total	(164,730)	(164,324)

Foreign exchange forward and option contracts
Other current liabilities	(9,468)	(23,423)
Other long-term liabilities	(5)	(2)

Total	(9,473)	(23,425)

Total derivative liabilities	(175,645)	(189,999)
Counterparty netting	85,331	76,734
Collateral posted	61,680	71,232

Carrying value of derivative liabilities	(28,634)	(42,033)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2014 and September 30, 2014:

	Yen in millions
	March 31, 2014		September 30, 2014
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	151,704	15,135,193	107,918	16,861,750
Foreign exchange forward and option contracts		1,965,611		1,815,645

Total	151,704	17,100,804	107,918	18,677,395

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first half and the second quarter ended September 30, 2013 and 2014:

	Yen in millions
	For the first half ended September 30, 2013		For the first half ended September 30, 2014
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	635	(397)	(7,483)	7,542
Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	(38,415)		(25,904)
Foreign exchange gain (loss), net	1,646		2,209
Foreign exchange forward and option contracts
Cost of financing operations	15,563		5,828
Foreign exchange gain (loss), net	1,355		6,009

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	For the second quarter ended September 30, 2013		For the second quarter ended September 30, 2014
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments – Fair value hedge
Interest rate and currency swap agreements
Cost of financing operations	5,520	(5,393)	(7,088)	7,099
Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	17,574		(47,080)
Foreign exchange gain (loss), net	156		1,090
Foreign exchange forward and option contracts
Cost of financing operations	(2,450)		11,105
Foreign exchange gain (loss), net	20,079		(18,810)

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statements of cash flows.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of September 30, 2014 is ¥4,458 million. The aggregate fair value amount of assets that are already posted as cash collateral as of September 30, 2014 is ¥54,397 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥4,458 million as of September 30, 2014.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Contingencies:

Guarantees

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of September 30, 2014 is ¥2,140,323 million. Liabilities for guarantees totaling ¥6,615 million have been provided as of September 30, 2014. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings

Product recalls

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. In November 2009, Toyota announced a safety campaign in North America for certain models of Toyota and Lexus vehicles related to floor mat entrapment of accelerator pedals, and later expanded it to include additional models. In January 2010, Toyota announced a recall in North America for certain models of Toyota vehicles related to sticking and slow-to-return accelerator pedals. Also in January 2010, Toyota recalled in Europe, China and other regions certain models of Toyota vehicles related to sticking accelerator pedals. In February 2010, Toyota announced a worldwide recall related to the software program that controls the antilock braking system in certain vehicle models including the Prius. Set forth below is a description of the claims, lawsuits and government investigations involving Toyota in the United States relating to these recalls and other safety measures.

Class action and consolidated litigation

Approximately 200 putative class actions and more than 500 individual product liability personal injury cases have been filed since November 2009 alleging that certain Toyota, Lexus and Scion vehicles contain defects that lead to unintended acceleration. All of the class actions and many of the product liability personal injury, warranty and lemon law cases were consolidated either in a consolidated action in the United States District Court for the Central District of California or in a consolidated action in California state court.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

In July 2013, the federal court signed an order and judgment granting final approval of the December 2012 settlement of the economic loss claims and dismissing the economic loss cases. Various objectors appealed the court’s rulings, but all of these appeals have been dismissed and the settlement is final.

Although the settlement does not cover product liability personal injury claims in the consolidated federal action or pending in various state courts in the United States, the judges overseeing the federal and California consolidated actions have approved an Intensive Settlement Process (“ISP”) for the product liability personal injury claims in those actions. Under the ISP, all cases are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial.

Beginning in February 2010, Toyota was sued in approximately 20 putative class actions alleging defects in the antilock braking system in various hybrid vehicles that cause the vehicles to fail to stop in a timely manner when driving in certain road conditions. These cases were consolidated into two actions, one in the United States District Court for the Central District of California and one in the Los Angeles County Superior Court. In January 2013, the Court in the federal case issued an order denying the plaintiff’s motion for class certification and granting summary judgment in favor of Toyota on the claims of the principal named plaintiff for the cases relating to recalled vehicles. In July 2013, the court denied the motion for class certification for claims related to vehicles that were not recalled, and that ruling has been appealed.

While Toyota has resolved or is attempting to resolve many of the outstanding matters, Toyota believes that it has meritorious defenses to all of them and will vigorously defend those matters not resolved.

Government investigations

In February 2010, Toyota received a subpoena from the U.S. Attorney for the Southern District of New York seeking documents related to unintended acceleration. In March 2014, Toyota announced that it entered into a deferred prosecution agreement (“DPA”) with the U.S. Attorney’s Office to resolve its investigation. The DPA provided for a $1.2 billion payment to the U.S. government, and Toyota recorded a $1.2 billion charge against earnings in fiscal 2014. Pursuant to the agreement, an independent monitor has been appointed to review and assess policies and procedures relating to Toyota’s safety communications process, its process for sharing vehicle accident information internally and its process for preparing and sharing certain technical reports.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Beyond the amounts accrued for the recall-related matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the other recall-related matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Toyota continues to evaluate these matters and expects that it may have resolution discussions from time to time in some of them. Although Toyota cannot estimate a reasonable range of loss based on currently available information, the resolution of the above-mentioned matters could have an adverse effect on Toyota’s financial position, results of operations or cash flows.

Other proceedings

Toyota has various other legal actions, other governmental proceedings and other claims pending against it, including other product liability claims in the United States. For the same reasons discussed above relating to the recall-related legal proceedings, Toyota is unable to estimate a range of reasonably possible loss, if any, beyond the amounts accrued, with respect to these other proceedings. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

Environmental matters

The European Union brought into effect a directive that requires member states to promulgate regulations implementing automotive manufacturers shall bear the costs for taking back end-of-life vehicles and dismantling and recycling those vehicles. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding automotive manufacturer responsibilities and resultant expenses that may be incurred. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on Toyota’s financial position, results of operations and cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other businesses.

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination for the first half and the second quarter ended September 30, 2013 and 2014.

Segment operating results -

For the first half ended September 30, 2013:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	11,612,379	665,482	259,624	—	12,537,485
Inter-segment sales and transfers	20,890	22,161	248,439	(291,490)	—

Total	11,633,269	687,643	508,063	(291,490)	12,537,485
Operating expenses	10,525,221	554,345	487,749	(285,305)	11,282,010

Operating income	1,108,048	133,298	20,314	(6,185)	1,255,475

For the first half ended September 30, 2014:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	11,919,067	758,203	268,327	—	12,945,597
Inter-segment sales and transfers	28,199	19,171	286,904	(334,274)	—

Total	11,947,266	777,374	555,231	(334,274)	12,945,597
Operating expenses	10,806,994	592,859	526,823	(333,025)	11,593,651

Operating income	1,140,272	184,515	28,408	(1,249)	1,351,946

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the second quarter ended September 30, 2013:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	5,805,330	336,698	140,138	—	6,282,166
Inter-segment sales and transfers	9,934	11,069	133,454	(154,457)	—

Total	5,815,264	347,767	273,592	(154,457)	6,282,166
Operating expenses	5,315,712	265,738	260,412	(151,788)	5,690,074

Operating income	499,552	82,029	13,180	(2,669)	592,092

For the second quarter ended September 30, 2014:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,018,997	391,105	144,807	—	6,554,909
Inter-segment sales and transfers	13,602	8,841	152,108	(174,551)	—

Total	6,032,599	399,946	296,915	(174,551)	6,554,909
Operating expenses	5,479,079	313,644	279,306	(176,338)	5,895,691

Operating income	553,520	86,302	17,609	1,787	659,218

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic information -

For the first half ended September 30, 2013:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	4,005,694	3,986,493	1,249,724	2,199,653	1,095,921	—	12,537,485
Inter-segment sales and transfers	2,938,098	81,459	53,318	200,242	96,286	(3,369,403)	—

Total	6,943,792	4,067,952	1,303,042	2,399,895	1,192,207	(3,369,403)	12,537,485
Operating expenses	6,113,765	3,905,652	1,277,631	2,204,253	1,116,061	(3,335,352)	11,282,010

Operating income	830,027	162,300	25,411	195,642	76,146	(34,051)	1,255,475

For the first half ended September 30, 2014:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	3,969,582	4,377,124	1,300,200	2,185,524	1,113,167	—	12,945,597
Inter-segment sales and transfers	2,881,231	122,627	65,674	197,093	92,863	(3,359,488)	—

Total	6,850,813	4,499,751	1,365,874	2,382,617	1,206,030	(3,359,488)	12,945,597
Operating expenses	6,132,046	4,187,084	1,332,670	2,169,697	1,128,074	(3,355,920)	11,593,651

Operating income	718,767	312,667	33,204	212,920	77,956	(3,568)	1,351,946

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the second quarter ended September 30, 2013:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,066,627	1,924,217	681,446	1,076,636	533,240	—	6,282,166
Inter-segment sales and transfers	1,420,949	38,602	25,598	105,192	49,949	(1,640,290)	—

Total	3,487,576	1,962,819	707,044	1,181,828	583,189	(1,640,290)	6,282,166
Operating expenses	3,113,624	1,883,190	686,897	1,090,364	549,549	(1,633,550)	5,690,074

Operating income	373,952	79,629	20,147	91,464	33,640	(6,740)	592,092

For the second quarter ended September 30, 2014:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,061,111	2,180,798	678,830	1,071,480	562,690	—	6,554,909
Inter-segment sales and transfers	1,493,171	59,830	36,386	113,709	51,382	(1,754,478)	—

Total	3,554,282	2,240,628	715,216	1,185,189	614,072	(1,754,478)	6,554,909
Operating expenses	3,201,478	2,093,497	692,880	1,082,655	570,167	(1,744,986)	5,895,691

Operating income	352,804	147,131	22,336	102,534	43,905	(9,492)	659,218

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

Transfers between industry or geographic segments are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statement users with valuable information.

For the first half ended September 30, 2013 and 2014:

	Yen in millions
	For the first half ended September 30, 2013	For the first half ended September 30, 2014
North America	3,962,214	4,358,599
Europe	1,191,917	1,227,979
Asia	2,087,433	2,054,895
Other	2,291,088	2,413,068

For the second quarter ended September 30, 2013 and 2014:

	Yen in millions
	For the second quarter ended September 30, 2013	For the second quarter ended September 30, 2014
North America	1,907,164	2,174,670
Europe	648,900	637,247
Asia	1,022,826	1,008,144
Other	1,144,859	1,237,826

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per share for the first half and the second quarter ended September 30, 2013 and 2014 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average shares	Net income attributable to Toyota Motor Corporation per share
For the first half ended September 30, 2013
Basic net income attributable to Toyota Motor Corporation per common share	1,000,623	3,168,554	315.80
Effect of dilutive securities
Assumed exercise of dilutive stock options	(55)	2,051

Diluted net income attributable to Toyota Motor Corporation per common share	1,000,568	3,170,605	315.58

For the first half ended September 30, 2014
Basic net income attributable to Toyota Motor Corporation per common share	1,126,836	3,164,551	356.08
Effect of dilutive securities
Assumed exercise of dilutive stock options	(25)	1,469

Diluted net income attributable to Toyota Motor Corporation per common share	1,126,811	3,166,020	355.91

For the second quarter ended September 30, 2013
Basic net income attributable to Toyota Motor Corporation per common share	438,429	3,168,883	138.35
Effect of dilutive securities
Assumed exercise of dilutive stock options	(12)	2,105

Diluted net income attributable to Toyota Motor Corporation per common share	438,417	3,170,988	138.26

For the second quarter ended September 30, 2014
Basic net income attributable to Toyota Motor Corporation per common share	539,062	3,159,374	170.62
Effect of dilutive securities
Assumed exercise of dilutive stock options	(11)	1,538

Diluted net income attributable to Toyota Motor Corporation per common share	539,051	3,160,912	170.54

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Stock options that were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the first half ended September 30, 2013 and 2014 were 2,663 thousand shares and 1,276 thousand shares, and for the second quarter ended September 30, 2013 and 2014 were 1,523 thousand shares and 1,276 thousand shares, respectively, because the options’ exercise prices were greater than the average market price per common share during the period.

On June 17, 2014, at the Ordinary General Shareholders’ Meeting, the shareholders of the parent company approved to distribute year-end cash dividends of ¥316,977 million, ¥100 per share, effective on June 18, 2014. On November 5, 2014, the Board of Directors of the parent company resolved to distribute interim cash dividends of ¥237,956 million, ¥75 per share, effective on November 27, 2014.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

Level 3:	Unobservable inputs for assets or liabilities

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2014 and September 30, 2014. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2014
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	311,582	401,546	—	713,128
Marketable securities and other securities investments
Public and corporate bonds	5,234,856	920,975	9,092	6,164,923
Common stocks	1,997,196	—	—	1,997,196
Other	54,383	517,950	—	572,333
Derivative financial instruments	—	220,160	7,544	227,704

Total	7,598,017	2,060,631	16,636	9,675,284

Liabilities
Derivative financial instruments	—	(175,645)	—	(175,645)

Total	—	(175,645)	—	(175,645)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	September 30, 2014
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	291,357	584,493	—	875,850
Time deposits	—	28,000	—	28,000
Marketable securities and other securities investments
Public and corporate bonds	5,583,908	1,052,965	10,284	6,647,157
Common stocks	2,274,628	—	—	2,274,628
Other	57,051	280,205	—	337,256
Derivative financial instruments	—	193,187	6,018	199,205

Total	8,206,944	2,138,850	16,302	10,362,096

Liabilities
Derivative financial instruments	—	(189,999)	—	(189,999)

Total	—	(189,999)	—	(189,999)

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include primarily negotiable certificate of deposit with original maturities of three months or less. These are measured at fair value using observable interest rates in the market. Time deposits include negotiable certificate of deposit with original maturities over three months. These are measured at fair value using observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include primarily government bonds and represent 50% of Japanese bonds, and 50% of U.S., European and other bonds as of March 31, 2014, and 46% of Japanese bonds, and 54% of U.S., European and other bonds as of September 30, 2014. Listed stocks on the Japanese stock markets represent 86% and 88% of common stocks as of March 31, 2014 and September 30, 2014, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes primarily investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Derivative financial instruments -

See note 4 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first half and second quarter ended September 30, 2013 and 2014 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first half and second quarter ended September 30, 2013 and 2014 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
For the first half ended September 30, 2013
Balance at March 31, 2013	(813,480)	666,813	(209,456)	(356,123)
Other comprehensive income (loss) before reclassifications	94,631	311,431	(1,799)	404,263
Reclassifications	—	(5,865)	3,888	(1,977)

Other comprehensive income (loss), net of tax	94,631	305,566	2,089	402,286
Less: Other comprehensive income attributable to noncontrolling interests	8,440	(5,175)	(779)	2,486

Balance at September 30, 2013	(710,409)	967,204	(208,146)	48,649

For the first half ended September 30, 2014
Balance at March 31, 2014	(516,538)	1,160,563	(115,864)	528,161
Other comprehensive income (loss) before reclassifications	142,827	235,781	(167)	378,441
Reclassifications	—	(11,813)	1,029	(10,784)

Other comprehensive income (loss), net of tax	142,827	223,968	862	367,657
Less: Other comprehensive income attributable to noncontrolling interests	(6,712)	(2,968)	375	(9,305)

Balance at September 30, 2014	(380,423)	1,381,563	(114,627)	886,513

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Reclassifications consist of the following:

	Yen in millions
	For the first half ended September 30, 2013	For the first half ended September 30, 2014	Affected line items in the consolidated statements of income
Unrealized gains (losses) on securities:
	3,930	(4,519)	Financing operations
	5,079	(5,400)	Foreign exchange gain, net
	(18,543)	(9,127)	Other income, net

	(9,534)	(19,046)	Income before income taxes and equity in earnings of affiliated companies
	3,827	7,232	Provision for income taxes
	(158)	1	Equity in earnings of affiliated companies

	(5,865)	(11,813)	Net income

Pension liability adjustments:
Recognized net actuarial loss	8,623	3,932	*1
Amortization of prior service costs	(2,462)	(2,386)	*1

	6,161	1,546	Income before income taxes and equity in earnings of affiliated companies
	(2,273)	(517)	Provision for income taxes

	3,888	1,029	Net income

Total reclassifications, net of tax	(1,977)	(10,784)

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost.